FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration Statement No. 333-189896

FOR IMMEDIATE RELEASE

June 11, 2014

MONTEVIDEO, URUGUAY --

Acceptance of Tenders, Aggregate Principal Amount of Tendered Old Bonds and Purchase Price for the Fixed Spread Bonds

The Republic of Uruguay (“Uruguay”) announced today the aggregate principal amount of Preferred Tenders and Non-Preferred Tenders of each series of Old Bonds that has been validly tendered and accepted pursuant to its tender offer previously announced (the “Tender Offer”) to purchase for cash bonds of each series listed in the table below, subject to the terms and conditions contained in the Offer to Purchase, dated June 10, 2014 (“Offer to Purchase”). Tender Orders that are not for Permitted Tender Amounts have not been accepted and no Non-Preferred Tenders have been accepted. Uruguay also announced that the aggregate Purchase Price for all Old Bonds accepted for purchase is US$ 1,175,988,000 and that the purchase price payable for each US$1,000 principal amount of Fixed Spread Notes tendered and accepted pursuant to the terms of the Offer to Purchase is US$877.95. The Preferred Tenders for the Fixed Spread Notes and 2022 Bonds will be prorated as set forth in the table below. The Tender Offer expired as scheduled at 4:00 p.m., New York time, on June 10, 2014.

Old Bonds	Aggregate Principal Amount of Preferred Tenders	Aggregate Principal Amount of Preferred Tenders Accepted	Aggregate Principal Amount of Non-Preferred Tenders	Aggregate Principal Amount of Non-Preferred Tenders Accepted
2015 Bonds	US$ 22,596,731	US$ 22,596,731	US$ 50,443	US$ 0
2017 Bonds	US$ 2,846,000	US$ 2,846,000	US$ 900,000	US$ 0
2022 Bonds	US$ 104,334,553	US$ 104,333,000	US$ 8,746,736	US$ 0
2025 Bonds	US$ 87,700,353	US$ 87,700,353	US$ 43,316,924	US$ 0
2033 Bonds	US$ 225,671,958	US$ 225,671,958	US$ 143,739,289	US$ 0
2036 Bonds	US$ 349,751,693	US$ 349,751,693	US$ 99,212,311	US$ 0
2045 Bonds	US$ 180,275,559	US$ 122,767,765	US$ 13,443,303	US$ 0

Holders of Old Bonds held through DTC which have been validly tendered and accepted pursuant to the Tender Offer, must deliver their accepted Old Bonds to any of the Dealer Managers no later than 3:00 p.m., New York time, on the Settlement Date. Holders of Old Bonds held through Euroclear or Clearstream which have been validly tendered and accepted pursuant to the Tender Offer, can use to deliver their Old Bonds to the Billing and Delivering Bank, at the latest, the overnight process, one day prior to the Settlement Date and not the optional daylight process. The Settlement Date is expected to occur on Tuesday, June 17, 2014, subject to the terms and conditions set forth in the Offer to Purchase.

Failure to deliver Old Bonds on time by any holders may result (i) in the cancellation of Tender Order and such holders becoming liable for any damages resulting from that failure, and (ii) in the case of Preferred Tenders, cancellation of any allocation of New Bonds in the New Bonds Offering in respect of such holders’ related Indication of Interest.

All Old Bonds that are tendered pursuant to Tender Orders placed through a Dealer Manager and accepted will be purchased by the Billing and Delivering Bank. Only the Billing and Delivering Bank will be liable for the payment of the Purchase Price and Accrued Interest for Old Bonds validly tendered and accepted. Uruguay will not be liable under any circumstances for the payment of the Purchase Price and Accrued Interest for any Old Bonds tendered in the Tender Offer by any holder. The Billing and Delivering Bank will not be liable for payments to any holder of Old Bonds validly tendered and accepted for purchase if such holder fails to deliver such Old Bonds on or prior to the settlement of the Tender Offer as described in the Offer to Purchase.

Uruguay has agreed to apply a portion of the net proceeds of its new bonds offering announced yesterday, Tuesday, June 10, 2014 (the “New Bonds Offering”) to purchase the Old Bonds from the Billing and Delivering Bank at the Purchase Price plus Accrued Interest after completion of the Tender Offer. Accordingly, the Tender Offer is conditioned upon the pricing of the New Bonds Offering, including in an amount, with pricing and on terms and conditions acceptable to Uruguay, upon the underwriting agreement for the New Bonds Offering and the Dealer Manager Agreement relating to the Tender Offer not having been terminated prior to or at the time of the settlement of the Tender Offer. The Tender Offer is not contingent upon the closing of the New Bonds Offering.

Capitalized terms not defined in this communication have the meanings specified in the Offer to Purchase. HSBC Securities (USA) Inc. and J. P. Morgan Securities LLC acted as Dealer Managers for the Tender Offer, and questions regarding the Tender Offer may be directed to the contact information below:

HSBC Securities (USA) Inc. 452 Fifth Avenue New York, New York 10018 United States of America Attn: Global Liability Management Group Collect: (888) HSBC-4LM Toll-free: (212) 525-5552	J. P. Morgan Securities LLC 383 Madison Avenue New York, New York 10179 United States of America Attn: Latin America Debt Capital Markets Collect: (212) 834-2874 Toll-free: (866) 846-2874

The following additional information of Uruguay and regarding the New Bonds is available from the SEC’s website and also accompanies this free-writing prospectus:

http://www.sec.gov/Archives/edgar/data/102385/000090342314000359/rou-18k_0609.htm

http://www.sec.gov/Archives/edgar/data/102385/000090342313000412/repofur-sb_0710.htm

http://www.sec.gov/Archives/edgar/data/102385/000090342313000434/repofur-sb_0729.htm

http://www.sec.gov/Archives/edgar/data/102385/000090342314000360/roa424b3_0609.htm

http://www.sec.gov/Archives/edgar/data/102385/000090342314000361/repofuruguay-fwp_0609.htm

http://www.sec.gov/Archives/edgar/data/102385/000090342314000363/repofuruguay-fwp_0610.htm

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or any prospectus supplement for this offering if you request it by calling HSBC Securities (USA) Inc. at 866-811-8049 or J.P. Morgan Securities LLC at 1-866-846-2874.

Important Notice

The distribution of materials relating to the New Bonds Offering or the Tender Offer and the transactions contemplated by the New Bonds Offering and the Tender Offer may be restricted by law in certain jurisdictions. Each of the New Bonds Offering and the Tender Offer is void in all jurisdictions where it is prohibited. If materials relating to the New Bonds Offering or the Tender Offer come into your possession, you are required by Uruguay to inform yourself of and to observe all of these restrictions. The materials relating to the New Bonds Offering or the Tender Offer, including this communication, do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the New Bonds Offering or the Tender Offer be made by a licensed broker or dealer and a Dealer Manager or any affiliate of a Dealer Manager is a licensed broker or dealer in that jurisdiction, the New Bonds Offering or the Tender Offer, as the case may be, shall be deemed to be made by the Dealer Manager or such affiliate in that jurisdiction. Owners who may lawfully participate in the Tender Offer in accordance with the terms thereof are referred to as “holders.”

The New Bonds are not authorized for public offering under the Austrian Capital Markets Act (Kapitalmarktgesetz) and no public offers or public sales or invitation to make such an offer may be made. No advertisements may be published and no marketing materials may be made available or distributed in Austria in respect of the New Bonds. A public offering of the securities in Austria without the prior publication of a prospectus in accordance with the Austrian Capital Market Act would constitute a criminal offense under Austrian law.

The New Bonds are being offered and sold only to Accredited Investors (as defined in the Securities Industry Regulations, 2012) and will be subject to the resale restrictions contained in Regulation 117. As a condition of the purchase of the New Bonds, each purchaser will be required to attest to the purchaser’s status as an Accredited Investor acknowledging that the securities purchased are subject to restrictions on resale.

The New Bonds Offering and the Tender Offer do not constitute public offerings within the meaning of Article 3, §2 of the Belgian Law of June 16, 2006 on public offering of securities and admission of securities to trading on a regulated market (the “Prospectus Law”). The Tender Offer will not constitute a public offering within the meaning of Article 3, §2 of the Prospectus Law nor pursuant to Articles 3, §1, 1° and 6 of the Belgian Law of April 1, 2007 on takeover bids (the “Takeover Law”). The New Bonds Offering will, and the Tender Offer is, exclusively conducted under applicable private placement exemptions and have therefore not been, and will not be, notified to, and any other offer material relating to the Tender Offer or the New Bonds Offering (has not been, and will not be, approved by, the Belgian Financial Services and Markets Authority (Autorité des services et marchés financiers/Autoriteit voor Financiële Diensten en Markten). The New Bonds Offering as well as the New Bonds Offering materials may only be advertised, offered or distributed in any way, directly or indirectly, to any persons located and/or resident in Belgium who qualify as “Qualified Investors” as defined in Article 10, §1 of the Prospectus Law and as referred to in Article 6, §3, 1° of the Takeover Law, and who are acting for their own account, or in other circumstances which do not constitute a public offering in Belgium pursuant to the Prospectus Law and the Takeover Law.

No prospectus (including any amendment, supplement or replacement thereto) has been prepared in connection with the offering of the New Notes that has been approved by the French Autorité des marchés financiers or by the competent authority of another State that is a contracting party to the Agreement on the EEA and notified to the French Autorité des marchés financiers and to Uruguay; neither the Tender Offer nor the New Notes have been offered or sold nor will be offered or sold, directly or indirectly, to the public in France; the materials relating to the Tender Offer or New Notes have not been distributed or caused to be distributed and will not be distributed or caused to be distributed to the public in France; such offers, sales and distributions have been and shall only be made in France to qualified investors (investisseurs qualifiés) other than individuals investing for their own account, as defined in Articles L. 411-2 and D. 411-1, of the French Code monétaire et financier. The direct or indirect distribution to the public in France of any so acquired New Notes may be made only as provided by Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code monétaire et financier and applicable regulations thereunder. The other legal entities referred to in Articles L. 341-2 1° and D. 341-1 of the French Code monétaire et financier are eligible to participate in the Tender Offer. The Tender Offer has not been and will not be submitted to the clearance procedures (visa) of nor approved by the Autorité des marchés financiers.

No action has been or will be taken in the Federal Republic of Germany that would permit a public offering of the securities, or distribution of a prospectus or any other offer materials and that, in particular, no securities prospectus (Wertpapierprospekt) within the meaning of the German Securities Prospectus Act (Wertpapierprospektgesetz) of June 22, 2005, as amended (the “German Securities Prospectus Act”), has been or will be published within the Federal Republic of Germany.

In Italy, this announcement is only being distributed to and is only directed at, and the prospectus supplement and the Offer to Purchase documents may only be distributed, directly or indirectly, to qualified investors.

In Luxembourg, this announcement has been prepared on the basis that the New Bond Offering and the Tender Offer will be made pursuant to an exemption under Article 3 of the Prospectus Directive from the requirement to produce a prospectus for offers of securities.

In the Netherlands, the New Bonds may not be offered or sold, directly or indirectly, other than to qualified investors (gekwalificeerde beleggers) within the meaning of Article 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

Neither the communication of this announcement nor any other offer material relating to the New Bonds Offering and the Tender Offer has been approved, by an authorized person for the purposes of section 21 of the UK Financial Services and Markets Act 2000. This announcement is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (as so amended, the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Articles 49(2)(a) to (d) of the Order (all such other persons together being referred to as “relevant persons”). Any investment or investment activity to which this announcement relates is available only to relevant persons and will be engaged in only with relevant persons. Any person who is not a relevant person should not act or rely on this announcement or any of its contents.

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ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.